Stradley Ronon Stevens & Young, LLP

2005 Market Street

Suite 2600

Philadelphia, PA 19103

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

Amy C. Fitzsimmons

(215) 564-8711

afitzsimmons@stradley.com

August 27, 2024

Filed via EDGAR

Ms. Alison T. White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject: Franklin U.S. Government Money Fund (the “Fund”)

 (File Nos. 002-55029; 811-02605)

Dear Ms. White:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via telephone to Amy C. Fitzsimmons with regard to Post-Effective Amendment Nos. 72/64 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) which was filed with the Commission on June 24, 2024 under the Securities Act of 1933 and the Investment Company Act of 1940. The Staff’s comments are summarized below, followed by the Trust’s responses thereto. Terms not defined herein have the meaning set forth for that term in the Amendment.

1.  Comment: In the preamble to the Fees and Expenses table, include the phrase “buy, hold and sell” consistent with Form N-1A.

 Response: The disclosure has been revised.

2.  Comment: In the preamble to the Expenses tables, consider removing the sentence regarding waivers because the Fund does not have any waivers.

Response: The disclosure has been revised.

3.  Comment: In the first paragraph under “Risks,” because the Master Fund can impose liquidity fees on redemptions, it is unclear why you included the disclosure for funds that cannot impose liquidity fees on redemptions.

Response: The Trust respectfully declines to make the requested change. The Fund and the Master Portfolio are both “government money market funds” as defined in Rule 2a-7 and therefore are not subject to the mandatory liquidity fee requirements under Rule 2a-7(c)(2)(ii) and have not chosen to rely on the ability to impose discretionary liquidity fees under Rule 2a-7(c)(2)(i)(B). Pursuant to Item 4(b)(1)(ii)(C) of

Form N-1A, a government money market fund that has not chosen to rely on the ability to impose discretionary liquidity fees under Rule 2a-7(c)(2)(i)(B) is not required to include a statement in the Fund’s principal risk section about the ability to impose a fee upon sale of shares (as compared to Items 4(b)(1)(ii)(A) and (B) of Form N-1A applicable to non-government money market funds and government money market funds that have chosen to rely on the ability to impose liquidity fees, which require a statement that “the Fund may impose a fee upon sale of your shares”). The Fund notes that the following disclosure will be included in the Fund’s prospectus under “Fund Details – Principal Investment Policies and Practices”: The Master Portfolio does not currently intend to impose a liquidity fee on redemption of its shares; however, the board of trustees of the Master Portfolio reserves the ability to subject the Master Portfolio to a liquidity fee in the future, after providing prior notice to shareholders. In the event that such a fee is imposed, the Fund would be required to pass the fee through to you.

4.  Comment: With respect to the Fund’s fundamental investment restriction on concentration, please include disclosure that states that when the Fund determines its underlying concentration, it will look through affiliated funds and will not ignore information about unaffiliated funds.

Response: The requested disclosure has been added.

Very truly yours,

/s/ Amy C. Fitzsimmons

Amy C. Fitzsimmons

cc: Tara Gormel, Franklin Templeton